UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

A. M. CASTLE & CO.
(Exact Name of Registrant as Specified in its Charter)

Maryland	001-05415	36-0879160
(State or Other Jurisdiction of	(Commission File No.)	(I.R.S. Employer Identification No.)
Incorporation or Organization )

1420 Kensington Road, Suite 220 Oak Brook, Illinois 60523
(Address of Principal Executive Offices)

Jeremy T. Steele Senior Vice President, General Counsel & Secretary (847) 455-7111
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction
Rule 13p-1 under the Securities Exchange Act of 1934, as amended, generally provides that a company must file this specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “Covered Countries”).

A.M. Castle & Co. (herein referred to as the “Company,” “we,” “us,” or “our”) is a specialty metals distribution company serving customers on a global basis. The Company provides a broad range of products and value-added processing and supply chain services to a wide array of customers, principally within the producer durable equipment, commercial aircraft, heavy equipment, industrial goods, construction equipment, and retail sectors of the global economy.

The Company supports efforts to eliminate the use of conflict minerals from sources that could promote abuses in the Covered Countries. The Company does not directly source these materials from smelters or mines and must rely on information provided by its suppliers regarding the content and sourcing of the materials they supply. The Company's standard supplier qualification and evaluation procedure includes mandatory documentation requirements indicating materials supplied to us, if any, are and will not include conflict minerals sourced from any of the Covered Countries. No suppliers are approved or re-approved in the absence of such documentation. We include a requirement in our standard purchase terms that all materials must be free of conflict minerals. In addition, we adopted and published a Conflict Minerals Statement setting forth our commitment to these business practices.

Description of Reasonable Country of Origin Inquiry
We conducted a reasonable country of origin inquiry that we believe was reasonably designed to determine whether any 3TG used to manufacture our products originated in the Covered Countries. This process was informed by the principles set forth in the framework established by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

An internal Company team analyzed our suppliers that comprised substantially all of our purchases of the relevant commodities (as measured by dollar value of purchases) during the period covered by this report. The Company confirmed that the new suppliers during the period covered by this report had completed a supplier certification regarding the sources of all materials supplied to us, as well as certifications regarding all of the materials each such supplier will supply to us in the future. For existing suppliers, the Company audited its top suppliers, comprising a substantial majority of our purchases of metals that are likely to include conflict minerals, and a random sample of all other suppliers, to confirm that each had a valid, forward-looking certification on file. As an additional measure of due diligence, the Company initiated contact with this supplier group to provide updated certifications or confirm that the certifications on file remain valid. All suppliers that have responded to date have provided updated certifications or confirmed that their most recent certifications remain valid.

Conclusion Based on Reasonable Country of Origin Inquiry
Based on this reasonable country of origin inquiry, we have no reason to believe that any necessary 3TG supplied to us during the year ended December 31, 2019 may have originated in the Covered Countries or may not be from recycled or scrap sources.

A copy of this Conflict Minerals Disclosure is publicly available at https://www.castlemetals.com/investors/corporate-governance/conflict-minerals-statement. The website and information accessible through it are not incorporated into this specialized disclosure report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

A.M. CASTLE & CO.

May 29, 2020	By:	/s/ Jeremy T. Steele
Jeremy T. Steele
Senior Vice President, General Counsel & Secretary

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